3Q06 Business Performance

1. 3Q06 business performance of hanarotelecom incorporated

(Unit : KRW million)

	3Q06	2Q06	QoQ	3Q05	YoY
			2,206		69,242
Revenue	430,949	428,743	(0.5%)	361,707	(19.1%)

			3,106		-4,424
Operating profit	10,602	7,496	(41.4%)	15,026	(-29.4%)

			-1,558		-2,620
Ordinary income	-17,770	-16,212	(loss continued)	-15,150	(loss continued)

			-1,558		-1,221
Net income	-17,770	-16,212	(loss continued)	-16,549	(loss continued)

			3,001		6,836
EBITDA	135,805	132,804	(2.3%)	128,969	(5.3%)

• Please note that 3Q06 figures are on an unconsolidated and unaudited basis and may be subject to change.

2. Financial highlights
- The Company posted KRW 430.9 billion in revenues, KRW 135.8 billion in EBITDA and KRW 17.8 billion in net loss in 3Q06.
- Revenues rose 0.5% quarter-on-quarter due to the revenue growth in voice and corporate business including leased line, despite a slight decrease in broadband revenues.
- Operating profit rose by 41.4% quarter-on-quarter on the back of revenue growth, improved interconnection rates and reduced marketing expenses for existing businesses.
- EBITDA increased by 2.3% from the previous quarter due to an increase in operating profit.

3. Conference Call for 3Q06 Earnings Results
- Time : From 16:00 on November 8, 2006 (by Korean time)
- Venue : Conference room at hanarotelecom’s head office, 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul
- Participants : Institutional investors, analysts and fund managers in and out of Korea
- Others :

*	Consecutive interpretation (Korean-English) was serviced during the conference call. (The audio file will be posted later on the Company’s website at www.hanaro.com.)

*	Presentation materials for the conference call were posted on the Company’s website in the morning of November 8, 2006 (by Korean time).